

September 12, 2011

Via E-mail
Eric Swanson
Senior Vice President and General Counsel
BATS Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

> **Re: BATS Global Markets, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 19, 2011**
> **File No. 333-174166**

Dear Mr. Swanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Division of Corporation Finance

The Offering, page 8

1.   Please refer to the "transfer restrictions" section of the table. We note the one year restriction on the Class A common stock (both voting and non-voting). However, we also note your disclosure on page 6, which states that approximately 50% of these shares may be transferred 180 days from the completion of the offering. Please revise your tabular disclosure for consistency.

Summary Historical and Pro Forma Financial and Operating Data, page 10

2.   The pro forma consolidated statements of operations data for the year ended
        December 31, 2010 and footnote (2) are inconsistent with your response to
        comment 11 and the pro forma financial data and explanatory notes on pages 38
        and 39. Please revise as appropriate.

We may face competition…, page 16

3.   We note your response to comment 4 of our letter dated June 9, 2011, as well as
        your revised risk factor disclosure. We note that affiliates of five of your strategic
        investors have a material ownership interest in Chi-X Europe, which you plan to
        acquire. Please include similar disclosure in the Certain Relationships and
        Related Transactions section on page 160. Please also explain how you
        determined the purchase price of Chi-X Europe.

Unaudited Selected Pro Forma Financial Data, page 34

4.   We note your response to comment 10 in our letter dated August 19, 2011. We
        await the filing of a subsequent amendment including the presentation of pro
        forma net income per share adjusted as indicated in your response.

5.   Your response to comment 14 in our letter dated August 19, 2011 notes that your
        considerations regarding the customer relationships you will acquire indicate that
        the useful life for Chi-X Europe's customers is in the range of 15 to 20 years.
        Please further tell us your basis for selecting 20 years, the top of the range, as the
        useful life.

Chi-X Europe Acquisition, page 35

Acquisition Agreement

6.   In the first paragraph, please disclose what percentage of your outstanding shares
        is represented by the 4.4 million newly issued shares. Also, please disclose what
        percent of Chi-X Europe you will be acquiring.

Use of Proceeds, page 47

7.   We note your response to comment 19 of our letter dated June 9, 2011, as well as
        your revised disclosure. Please discuss whether the company has any current
        plans to acquire another company or enter into a strategic alliance.

Selected Financial and Operating Data, page 52

8.   We note your response to comment 22 in our letter dated August 19, 2011. Please
        explain to us in more detail how you determined that the combined entities

presented for 2007 were under common control. Also, revise your disclosure to clarify that the financial and operating data as of and for the year ended December 31, 2007 are presented on a combined basis representing entities under the common control, consistent with your response.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Other Revenues Less Other Cost of Revenues, page 73 and 83

9.   We note your response to comment 30 in our letter dated August 19, 2011. Please quantify the costs relating to port access revenues and explain to us why they are not reported in "Revenues less cost of revenues" in your statements of income.

Critical Accounting Policies

Stock-Based Compensation, page 103

10.   We note your response to comment 34 in our letter dated August 19, 2011. Please address any significant differences between the estimated IPO price, when known, and the estimated fair value of your stock that will be issued as consideration in the Chi-X Europe Limited acquisition.

11.   You disclose that part of the increase in the fair value from June 2010 to May 2011 was due to higher valuation multiples observed in publicly-traded companies in a similar industry. Please tell us how you determined that these companies were comparable. Also, address the extent of your use of adjustments in using this method of valuation in your response.

Credit Risk, page 106

12.   We note your response to comment 35 in our letter dated August 19, 2011. Please confirm to us that your response relates to open interests as part of your routing and clearing operations. Tell us how you determined that the open interests relating to your routing and clearing operations are within the scope of ASC 320 and how you considered the provisions of ASC 460.

Executive Compensation, page 141

13.   We note your response to comment 42 of our letter dated June 9, 2011, as well as your revised disclosure on page 146. Please provide a more detailed analysis of how the company determined the actual payout amounts, in light of individual performances. Please disclose any performance targets (to the extent they exist) and explain how achievement of those targets translated into the actual payout amounts.

Shareholder Agreements, page 161

14.   Please describe in detail the role of an "observer."

Underwriters, page 162

15.   We note your added disclosure in response to comment 43 of our letter dated June
        9, 2011, regarding the potential conflicts of interest. Please add related risk factor
        disclosure.

Limits on Ability of Stockholders to Act by Written Consent, page 174

16.   Refer to the last sentence in this section. Please describe in greater detail the
        exceptions for certain consents of the holders of the non-voting shares.

Exhibits

17.   Please file all required exhibits as promptly as possible. We will review the
        exhibits prior to granting effectiveness of the registration statement and may have
        further comments after our review. If you are not in a position to file your legal
        opinion with the next amendment, please provide a draft copy for us to review.

Division of Trading and Markets

Description of Capital Stock

Common Stock – Conversion, page 168

18.   In the third paragraph of this section, you state one exception for the automatic
        conversion of Class B into Class A Common Stock twice. You refer to it being
        the same exception included in the "Exceptions to Transfer Restriction" above, in
        the fifth bullet (although it's actually the fourth bullet), and then you restate it in
        the first bullet that follows this paragraph.

Certain Provisions of Our Amended and Restated Certificate of Incorporation and
Bylaws – Amendments to our Governing Documents; Supermajority Vote Requirements,
page 173

19.   You state that, upon the Class B stockholders owning less than a majority of the
        total voting power, that <u>certain</u> amendments of your bylaws by stockholders will
        require 70% approval. However, as your revised governing documents attest, <u>all</u>
        changes to the bylaws by stockholders would require a 70% vote. Please revise
        the description to reflect the proposed changes to your bylaws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

With respect to questions relating to the comments of the staff of the Division of Trading and Markets you may contact David Dimitrious at (202) 551-5131 or Leah Mesfin at (202) 551-5655. You may contact Jorge Bonilla at (202) 551-3414 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Deanna Kirkpatrick, Esq.
        Davis Polk & Wardwell LLP